UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

The Cheesecake Factory Incorporated
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

163072101
(CUSIP Number)

Paul D. Ginsberg 1180 Peachtree Street NE, Suite 2500 Atlanta, Georgia 30309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163072101	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON RC Cake Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,400,864
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,400,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 163072101	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON Neal K. Aronson*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,400,864
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,400,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14	TYPE OF REPORTING PERSON IN

*	RC Cake Holdings LLC, a Delaware limited liability company, directly owns the Common Stock (as defined below). RC Cake Holdings LLC is controlled by each of (i) RC Cake 1 LLC, a Delaware limited liability company, which is in turn controlled by Roark Capital Partners V (T) LP, a Cayman Islands exempted limited partnership, (ii) RC Cake 2 LLC, a Delaware limited liability company, which is in turn controlled by Roark Capital Partners V (TE) LP, a Cayman Islands exempted limited partnership, and (iii) RC Cake 3 LLC, a Delaware limited liability company, which is in turn controlled by Roark Capital Partners V (OS) LP, a Cayman Islands exempted limited partnership. Each of Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP and Roark Capital Partners V (OS) LP is controlled by its general partner, Roark Capital GenPar V LP, a Cayman Islands exempted limited partnership, which is in turn controlled by Roark Capital GenPar V LLC, a Cayman Islands exempted limited liability company, which is in turn controlled by its managing member, Neal K. Aronson. Each of RC Cake 1 LLC, RC Cake 2 LLC, RC Cake 3 LLC, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Capital GenPar V LP, Roark Capital GenPar V LLC and Mr. Aronson may be deemed to have voting and dispositive power with respect to the Common Stock directly owned by RC Cake Holdings LLC and therefore be deemed to be the beneficial owner of the Common Stock held by RC Cake Holdings LLC, but each disclaims beneficial ownership of such Common Stock.

CUSIP No. 163072101	SCHEDULE 13D	Page 4 of 6

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D, dated as of April 27, 2020 (the “Schedule 13D”), filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

Distribution of the Convertible Preferred Stock

On June 8, 2021, RC Cake Holdings LLC (“RC Cake Holdings”) distributed an aggregate of 150,000 shares (the “Repurchased Shares”) of the Series A Convertible Preferred Stock, par value $0.01 per share (“Convertible Preferred Stock”), of The Cheesecake Factory Incorporated (the “Issuer”), to RC Cake 1 LLC (“RC Cake 1”), RC Cake 2 LLC (“RC Cake 2”) and RC Cake 3 LLC (“RC Cake 3”), members of RC Cake Holdings.

Repurchase Agreement

On June 10, 2021, the Issuer entered into a Repurchase Agreement (the “Repurchase Agreement”) with each of RC Cake 1, RC Cake 2 and RC Cake 3. Pursuant to the Repurchase Agreement, the Issuer agreed to repurchase from RC Cake 1, RC Cake 2 and RC Cake 3 the Repurchased Shares for an aggregate purchase price of approximately $446.9 million. The Repurchase Agreement contains customary representations, warranties, and conditions to closing. The transactions contemplated by the Repurchase Agreement are expected to close on or about June 15, 2021.

Conversion Agreement

On June 10, 2021, the Issuer entered into a Conversion Agreement (the “Conversion Agreement”) with RC Cake Holdings. Pursuant to the Conversion Agreement, RC Cake Holdings agreed to convert the remaining 50,000 shares of Convertible Preferred Stock owned by the Reporting Persons into 2,448,381 shares (the “Conversion Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), of the Issuer, pursuant to the terms of the Certificate of Designations of the Convertible Preferred Stock. In addition, RC Cake Holdings agreed to surrender 47,517 of the Conversion Shares to the Issuer. RC Cake Holdings will receive approximately $10.4 million in cash in connection with the conversion. The Conversion Agreement contains customary representations, warranties, and conditions to closing. The transactions contemplated by the Conversion Agreement are expected to close on or about June 15, 2021.

Lock-Up Agreements

In connection with the concurrent public offerings (the “Concurrent Offerings”) of 3,125,000 shares of Common Stock and $300,000,000 aggregate principal amount of 0.375% convertible senior notes due 2026 by the Issuer, on June 10, 2021, each of RC Cake Holdings and Mr. Paul D. Ginsberg entered into a lock-up agreement with the underwriter in the Concurrent Offerings.  The lock-up agreements contain customary terms and restrict RC Cake Holdings and Mr. Ginsberg from selling their shares for a 60-day period following the pricing of the Concurrent Offerings.

CUSIP No. 163072101	SCHEDULE 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon a denominator of (i) 46,559,860 shares of Common Stock outstanding, as of June 8, 2021, as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on June 14, 2021 (and adding thereto the 2,400,864 Conversion Shares of RC Cake Holdings and the 3,125,000 shares of Common Stock issued in the Concurrent Offerings) and (ii) 2,400,864 Conversion Shares issued upon conversion of the 50,000 shares of Convertible Preferred Stock and not surrendered pursuant to the Conversion Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to incorporate by reference the information set forth in Item 4 into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Joint Filing Agreement

Exhibit 2	Repurchase Agreement, dated June 10, 2021, by and among The Cheesecake Factory Incorporated, RC Cake 1 LLC, RC Cake 2 LLC and RC Cake 3 LLC.

Exhibit 3	Conversion Agreement, dated June 10, 2021, by and between The Cheesecake Factory Incorporated and RC Cake Holdings LLC.

CUSIP No. 163072101	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:June 14, 2021

RC CAKE HOLDINGS LLC

By:	/s/ Paul D. Ginsberg
	Name:	Paul D. Ginsberg
	Title:	President

NEAL K. ARONSON

By:	/s/ Neal K. Aronson
	Name:	Neal K. Aronson